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                                                                      EXHIBIT 18


                              WARBURG PINCUS FUNDS

                                 RULE 18f-3 PLAN



         Rule 18f-3 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to the Rule adopt a plan setting forth the separate arrangement and expense allocation of each class (a "Class"), and any related conversion features or exchange privileges. The differences in distribution arrangements and expenses among these classes of shares, and the exchange features of each class, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the governing documents of each fund that adopts this Plan (the "Fund" and together the "Funds"), by action of the governing Board of the Fund.



         The governing Board, including a majority of the non-interested Board members, of each Fund, or series thereof, which desires to offer multiple classes has determined that the following Plan is in the best interests of each class individually and the Fund as a whole:



                  1. Class Designation. Shares of a Fund or series of a Fund shall be divided into Common Shares and Advisor Shares.



                  2. Differences in Services. Counsellors Securities Inc. ("CSI") will provide shareholder servicing and distribution services to holders of Common Shares and Advisor Shares. Institutional shareholders of record may also provide distribution services, shareholder services and/or administrative and accounting services to or on behalf of their clients or customers who beneficially own Advisor Shares.



                  3. Differences in Distribution Arrangements.



         Common Shares. Common Shares are sold to the general public and are not subject to any annual distribution fee, except for Funds that have adopted a Shareholder Servicing and Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act, which Funds pay CSI .25% per annum for services under that Plan. Specified minimum initial and subsequent purchase amounts are
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applicable to the Common Shares. Common Shares are available through certain organizations that may or may not charge their customers administrative charges or other direct fees in connection with investing in Common Shares. CSI may pay certain financial institutions, broker-dealers and recordkeeping organizations a fee based on the value of accounts maintained by such organizations in Common Shares of a Fund.



         Advisor Shares. Advisor Shares are available for purchase by financial institutions, retirement plans, broker-dealers, depository institutions and other financial intermediaries (collectively, "Institutions"). Advisor Shares may be charged a shareholder service fee (the "Shareholder Service Fee") payable at an annual rate of up to .25%, and a distribution and/or administrative services fee (the "Distribution Service Fee") payable at an annual rate of up to
 .50%, of the average daily net assets of such Class under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Payments may be made directly out of the assets of the Fund or by CSI on its behalf. Additional payments may be made by CSI or an affiliate thereof from time to time to Institutions for providing distribution, administrative, accounting and/or other services with respect to Advisor Shares. Payments by the Fund shall not be made to an Institution pursuant to the Plan with respect to services for which Institutions are otherwise compensated by CSI or an affiliate thereof. There is no minimum amount of initial or subsequent purchases of Advisor Shares imposed on Institutions.



         General. CSI or an affiliate thereof may pay certain Fund transfer agent fees and expenses related to accounts of customers of organizations that have entered into agreements with CSI or the Fund. An organization may use a portion of the fees paid pursuant to the Plan to compensate the Fund's custodian or transfer agent for costs related to accounts of customers of the organization that hold Common Shares or Advisor Shares.



         Payments may be made to organizations the customers or clients of which invest in a Fund's Common Shares or Advisor Shares by CSI or an affiliate thereof from such entity's own resources, which may include a fee it receives from the Fund.



         4. Expense Allocation. The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Shareholder Servicing and Distribution Plan or Distribution Plan, as applicable;
(b) transfer agent fees identified by the Fund's transfer agent as being attributable to


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a specific Class; and (c) expenses incurred in connection with shareholders'
meetings as a result of issues relating to a specific Class.



         The distribution, administrative and shareholder servicing fees and other expenses listed above which are attributable to a particular Class are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class; provided, however, that money market funds and other funds making daily distributions of their net investment income may allocate these items to each share regardless of class or on the basis of relative net assets (settled shares), applied in each case consistently.



         5. Conversion Features. No Class shall be subject to any automatic conversion feature.



         6. Exchange Privileges. Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies advised by Warburg Pincus Asset Management, Inc. that are part of the same group of investment companies and (b) shares of certain other investment companies specified from time to time.



         7. Additional Information. This Plan is qualified by and subject to the terms of the then current prospectus for the applicable Class; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the Classes contained in this Plan. The prospectus for each Class contains additional information about that Class and the applicable Fund's multiple class structure.



Dated:  April 3, 1998



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